Blazzard, Grodd & Hasenauer, P.C.
943 Post Road East
Westport, CT 06880
(203) 226-7866


VIA EDGAR


May 3, 1999


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Cova Series Trust - File No. 33-16005
    CIK No. 0000819385
    Accession No. 0000928389-99-000152
    --------------------------------------

Ladies and Gentlemen:

On May 3, 1999, a Form Type AW was filed on behalf of the above-referenced registrant. Pursuant to Securities Act Rule 477, we are requesting that this filing be withdrawn.


Please contact the undersigned with any questions concerning the above.

Sincerely,

BLAZZARD, GRODD & HASENAUER, P.C.



By: /s/RAYMOND A. O'HARA III
   -----------------------------
   Raymond A. O'Hara III